UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,447,074(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,447,074(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,447,074(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) directly held by the reporting person and BIC WFG Holdings LP, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,447,074(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,447,074(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,447,074(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount consists of common shares of the Issuer directly held by BIC WFG Holdings LP and Brookfield Asset Management Inc., for which the reporting person may be deemed to be an indirect beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BIC WFG HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,272,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,272,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,272,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,272,102(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,272,102(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,272,102(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of common shares of the Issuer directly held by BIC WFG Holdings LP, for which the reporting person may be deemed to be an indirect beneficial owner.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7) is being filed by the Reporting Persons to report open market sales of common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) over the Toronto Stock Exchange by certain of the Reporting Persons, as set forth in Item 5(c) below.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7.

Item 2.	Identity and Background.

Item 2(b)-(c), (f) of the Schedule 13D is hereby amended and supplemented as follows:

Schedule II to this Amendment No. 7 sets forth the names of directors and executive officers of BIC (to be included as “Scheduled Persons” for purposes of this Schedule 13D) and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e), (f) of the Schedule 13D is hereby amended and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 7.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In various open market transactions between April 29, 2021 and May 21, 2021, Brookfield sold an aggregate of 1,227,800 Common Shares over the Toronto Stock Exchange for aggregate consideration of C$120,136,069 (excluding brokerage commissions). Details of these purchases are set forth in Item 5(c) below.

In Amendment No. 6 to this Schedule 13D, the Reporting Persons reported a series of internal transfers of Common Shares on April 16, 2021 from BCP LP to BIC and subsequently from BIC to BIC WFG. This description incorrectly specified the number of Common Shares transferred from BIC to BIC WFG in this series of transactions as 3,127,902 Common Shares. Such description is hereby amended to state that on April 16, 2021, 6,272,102 Common Shares were transferred from BIC to BIC WFG.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3, 4 and 6 and the cover pages of this Amendment No. 7 is hereby incorporated by reference.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 7,447,074 Common Shares, constituting approximately 6.2% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate number of Common Shares of 119,304,705 outstanding as of May 5, 2021.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 7,447,074* Common Shares, constituting a percentage of approximately 6.2% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 7,447,074* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 7,447,074* Common Shares

*	Includes 6,272,102 Common Shares held by BIC WFG, for which Brookfield may be deemed to be a beneficial owner.

(ii) BAM Partners

(a)	BAM Partners may be deemed the beneficial owner of 7,447,074* Common Shares, constituting a percentage of approximately 6.2% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 7,447,074* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 7,447,074* Common Shares

*

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of BAM Class B Shares, has the ability to appoint one half of the board of directors of Brookfield and, as such, may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the Common Shares held by BIC; therefore BAM Partners may be deemed to have indirect beneficial ownership of the Common Shares held by BIC. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

(iii) BIC

(a)	BIC may be deemed the beneficial owner of 6,272,102 Common Shares, constituting a percentage of approximately 5.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 6,272,102 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 6,272,102 Common Shares

*	Includes 6,272,102 Common Shares held by BIC WFG, for which BIC may be deemed to be a beneficial owner.

(iv) BIC WFG

(a)	BIC WFG may be deemed the beneficial owner of 6,272,102 Common Shares, constituting a percentage of approximately 5.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 6,272,102 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 6,272,102 Common Shares

(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Persons are described below and elsewhere in this Amendment No. 7. All such transactions described below were effected in the open market on the Toronto Stock Exchange through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price	Low Price per Share	High Price per Share
Brookfield	4/29/21	Sell	10,000	C$97.9537	C$95.51	C$98.23
Brookfield	4/30/21	Sell	100,000	C$94.6198	C$94.00	C$96.01
Brookfield	5/3/21	Sell	222,500	C$98.1042	C$97.00	C$98.72
Brookfield	5/4/21	Sell	200,000	C$99.5299	C$97.62	C$101.75
Brookfield	5/5/21	Sell	250,000	C$103.5782	C$101.80	C$103.90
Brookfield	5/12/21	Sell	100,000	C$96.5309	C$96.00	C$97.385
Brookfield	5/13/21	Sell	79,700	C$97.3205	C$96.00	C$98.85
Brookfield	5/14/21	Sell	43,600	C$96.1608	C$95.25	C$96.94
Brookfield	5/17/21	Sell	30,000	C$93.3839	C$93.00	C$96.94
Brookfield	5/19/21	Sell	40,000	C$91.636	C$91.21	C$92.07
Brookfield	5/20/21	Sell	150,000	C$92.0893	C$91.25	C$92.79
Brookfield	5/21/21	Sell	2,000	C$91.6730	C$91.20	C$92.07

Other than the transactions described in the original Schedule 13D, as amended to the date hereof, and this Amendment No. 7, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 in this Amendment No. 7 is hereby incorporated by reference.

Taking into consideration the remaining Cash-Settled Swaps, Brookfield has economic exposure in respect of approximately 2,290,189 Common Shares (representing approximately 1.9% of the issued and outstanding Common Shares).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 21, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BIC WFG HOLDINGS LP, by its general partner, BAM LIMITED

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

SCHEDULE II

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

George E. Myhal, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh .K. Varma, Director	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Corporate Director	United Kingdom

Leslie Yuen, Vice-President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Brookfield	Canada

Thomas Corbett, Vice-President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Kathy Sarpash, Senior Vice President and General Counsel	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield	Canada

Lorretta M. Corso, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, Brookfield	Canada